UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission file number: 001-34936

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

(86) 21 8035 9221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

We made an announcement dated August 5, 2022 with The Stock Exchange of Hong Kong Limited in relation to (i) the partial exercise by the Sole Representative, on behalf of the international underwriters, of their option to purchase additional Class A ordinary shares from us, and (ii) the end of the stabilization period and the relevant stabilizing actions the Stabilizing Manager has undertaken, in connection with our global offering and listing of Class A ordinary shares on The Stock Exchange of Hong Kong Limited. For details, please refer to exhibit 99.1 to this current report on Form 6-K.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the purchase and sale of Class A ordinary shares and additional net proceeds, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. There can be no guarantee that the purchase and sale of Class A ordinary shares will be completed as planned, or that the expected benefits from the additional net proceeds will be achieved. You should consider the risk factors included in the registration statement(s) (including any documents incorporated by reference), prospectus and prospectus supplement(s) that have been filed with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement and are based on assumptions that we believe to be reasonable as of this date, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

EXHIBIT INDEX

99.1	Announcement — Partial Exercise of the Over-allotment Option, Stabilizing Actions and End of Stabilization Period

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

By:	/s/ Qing Pan
Name: Qing Pan
Title: Chief Financial Officer

Date: August 5, 2022